Exhibit 21.01

SCHEDULE OF SUBSIDIARIES

Name	State or Country of Organization

GSM Oil Holdings Limited	Republic of Cyprus

GSM Oil B.V.	Netherlands

Sinur Oil LLP	Republic of Kazakhstan

RTS Oil LLC	Republic of Kazakhstan